UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

[ ]	Form 10-K	[ ]	Form 20-F	[ ]	Form 11-K	[X]	Form 10-Q	[ ]	Form 10-D
[ ]	Form N-SAR	[ ]	Form N-CSR

For the Period Ended September 30, 2006

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

Ford Motor Company
Full Name of Registrant

One American Road
Address of Principal Executive Office (Street and Number)

Dearborn, Michigan 48126
City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

As disclosed in the Current Report on Form 8-K dated October 20, 2006 filed by Ford Motor Company ("Ford," "we," "our" or "us"), our indirect wholly-owned subsidiary Ford Motor Credit Company ("Ford Credit") became aware of a matter related to the application of paragraph 68 of Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, during the preparation of its response to a comment letter from the Division of Corporation Finance of the Securities and Exchange Commission ("SEC"). We performed a review of Ford and Ford Credit’s hedge accounting policies and practices relating to the "assumption of no ineffectiveness" for interest rate swaps pursuant to paragraph 68 of SFAS No. 133 ("Paragraph 68"). Although these interest rate swaps were and continue to be highly effective economic hedges, we have determined that nearly all of these transactions failed to meet the requirements set forth in Paragraph 68.

Accordingly, we are restating our results for the affected period to reflect the changes in fair value of these derivative instruments as gains and losses, without recording any offsetting change in the value of the debt they were economically hedging. Because the analysis and preparation of our restated financial information is not yet complete, we will not file our Quarterly Report on Form 10-Q for the period ended September 30, 2006 ("Third Quarter 2006 Form 10-Q Report") on November 9, 2006. Instead, we plan to file our Third Quarter 2006 Form 10-Q Report on or before November 14, 2006 in accordance with SEC Rule 12b-25.

PART IV - OTHER INFORMATION

(1)	Peter J. Sherry, Jr. - Corporate Secretary	(313)	322-3000
	(Name)	(Area Code)	(Telephone number)

(2)
Have all periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

		Yes [X]	No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

		Yes [X]	No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On October 23, 2006, we issued a press release announcing our preliminary financial results for the third quarter ended September 30, 2006. We also furnished these preliminary results to the SEC in our Current Report on Form 8−K dated October 20, 2006 ("Form 8-K Report"). As disclosed in our Form 8-K Report, preliminary results of operations for the third quarter ended September 30, 2006 changed significantly from results of operations for the same period in the prior year. As also noted in our Form 8-K Report and as described in Part III above, we are in the process of restating our financial statements for the third quarter ended September 30, 2005 and finalizing our financial results for the third quarter ended September 30, 2006. While the restatement process is not yet complete, we do anticipate changes, in some cases significant, in prior period results. However, we do not anticipate that the restatement will significantly alter the direction or materiality of the change in our year-over-year results discussed below and in greater detail in the exhibits to our Form 8-K Report.

For the third quarter of 2006, we reported a preliminary net loss of $5.8 billion, or $3.08 per share. This compares with a net loss of $284 million, or 15 cents per share, as originally reported for the third quarter of 2005. Excluding special items, the third quarter loss from continuing operations was $1.2 billion, or 62 cents per share, compared with a loss of $191 million, or 10 cents per share, a year earlier.

Ford Motor Company
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 9, 2006	By:	/s/Peter J. Sherry, Jr.

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